

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Alex Bono
Chief Executive Officer
Hall Chadwick Acquisition Corp
1 North Bridge Road
#18-06 High Street Centre
Singapore, 179094

> **Re: Hall Chadwick Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 5, 2025**
> **File No. 333-289333**

Dear Alex Bono:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 2, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 5, 2025

Sponsor Information, page 13

1. We note your revision to Exhibit 10.1 in response to prior comment 5 and we re-issue the comment in part. Please revise your transfer restriction table to identify each of the individuals subject to the restrictions on the private placement units. Refer to Item 1603(a)(9) of Regulation S-K. In addition, we note your disclosure here that Mr. Bono controls the management of your sponsor, including the exercise of voting and investment discretion, but that Mr. Dominish and your advisory team members serve as directors of your sponsor. We also note your revised disclosure on page 160 stating

that Mr. Bono and Mr. Dominish control the management of your sponsor. Please revise to reconcile your disclosures and to clarify the individuals who control your sponsor and its decisions.

Risk Factors

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory . . ., page 72

2.   We note your response that you have revised the pertinent risk factor on page 71 to clarify that your sponsor is controlled by non-U.S. persons, but we do not see the revised disclosure in this risk factor. Please state here that your sponsor is controlled by non-U.S. persons.

Dilution, page 100

3.   We note your response to our prior comment 13 and continue to note multiple errors in your dilution disclosure. For example, we note the following:
- The number of shares included in your denominator calculations under all scenarios (both with and without exercise of the over-allotment option) do not appear to total based on the amounts included in the detail;
- It appears the amount of net proceeds from the offering and sale of the private placement shares of $182 million and $209 million without exercise and with exercise of the over-allotment option, respectively, do not include the impact of the $642,361 of offering expenses;
- It is unclear how the Company determined the amounts paid for redemption of $175 million and $202 million in the 100% maximum redemption scenario under the no exercise of the over-allotment scenario and with exercise of the over-allotment scenario, respectively. In that regard, we would expect such amounts to be $180 million and $207 million, respectively; and
- The amounts reflected in your pro forma net tangible book value per share after the offering for all scenarios as reflected on page 100 continue to not be supported by the numerator and denominator calculations disclosed on page 101.

The bullets are not intended to be an exhaustive list. Please revise your dilution disclosures for accuracy or advise.

Capitalization, page 102

4.   We note your responses to our prior comments 16 and 17 and updated disclosures. Please address the following:
- It is unclear from your disclosures how the Company determined the approximately $180 million reflected in the As Adjusted Additional paid-in capital line is appropriate given that it appears the amount predominantly relates to the public units sold as part of this offering which contain redemption rights and consistent with your notation on page 102 would be subject to the guidance under ASC 480-10-S99-3A and classified within temporary equity. Please advise or revise.
- We note that the number of shares listed as subject to possible redemption include the 560,000 shares issued as part of the private placement units which are not

> redeemable. Please revise your disclosures or advise.
>
> • We note you have listed 7,883,293 Class B shares as outstanding on an actual and as adjusted basis. Please tell us how you determined it was unnecessary to reduce the share amount on an as adjusted basis by the 1,018,654 Class B shares subject to forfeiture, or revise.

Management, page 147

5. We note your revised disclosure in response to prior comment 18. With respect to Mr. Bono, please also revise to include the principal business of each entity identified. Refer to Item 401(e) of Regulation S-K.

6. Please clarify whether the three independent directors listed in your prospectus are director nominees or currently acting as directors prior to effectiveness. In this regard, we note the August 25, 2025 consents to be named as nominees for Craig Ransley, Gregory Woszczalski, and Christopher Dirckze. If applicable, please also revise the signature page to reflect signatures of a majority of your current board of directors.

Statement of Profit and Loss, page F-4

7. We note your response to our prior comment 20 and that you continue to include the 1,018,654 ordinary shares that are subject to forfeiture within your weighted average shares outstanding amount for purposes of calculating earnings per share. Please tell us how your inclusion of these shares is consistent with ASC 260-10-45-13.

    Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Andy Tucker